

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

<u>Via E-mail</u>
Gregory B. Maffei
Chief Executive Officer and President
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re:** **Liberty Interactive Corporation**
> **Form 10-K**
> **Filed February 23, 2012**
> **File No. 001-33982**

Dear Mr. Maffei:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page II-30

1. Refer to your accounting policy for Investments on page II-30. We note on page I-8 that you have a 26% ownership interest and a 58% voting interest in both Expedia and TripAdvisor. We also note on page I-8 that you can appoint 20% of the members of the board. Please revise the disclosure to clarify whether the 20% of the board is without exercising your 58% voting power, as it seems that your 58% voting interest would permit you to elect all the board members and control the Expedia and TripAdvisor entities. Please expand the disclosure on pages I-8 and I-9 to clarify how you have the 58% voting interest in these entities and expand the disclosure for Expedia in Note 18 on page II-52 accordingly. Please provide us with your proposed disclosures.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 55-13828 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director